Exhibit 23.1
Consent Of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Williams Partners L.P. for the registration of an aggregate of $1,500,000,000 of common units representing limited partnership interests and debt securities and 1,250,000 of its common units representing limited partner interests and to the incorporation by reference therein of our report dated September 15, 2006, with respect to the consolidated financial statements of Williams Partners L.P. and our report dated September 15, 2006, with respect to the consolidated balance sheet of Williams Partners GP LLC, both included in the Current Report (Form 8-K) dated September 22, 2006, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Tulsa, Oklahoma
September 15, 2006